UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 17, 2021

Discovery, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-34177	35-2333914
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

230 Park Avenue South

New York, New York 10003

(Address of principal executive offices, including zip code)

(240) 662-2000

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Series A Common Stock	DISCA	Nasdaq
Series B Common Stock	DISCB	Nasdaq
Series C Common Stock	DISCK	Nasdaq

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01	Regulation FD Disclosure.

On May 17, 2021, Discovery, Inc. (“Discovery”) and AT&T Inc. (“AT&T”) issued a joint press release announcing the execution of an Agreement and Plan of Merger (the “Merger Agreement”), by and among Discovery, AT&T, Magallanes, Inc., a wholly-owned subsidiary of AT&T (“Spinco”), and Drake Subsidiary, Inc., a wholly-owned subsidiary of Discovery (“Merger Sub”). The full text of the joint press release issued in connection with the announcement is furnished as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated by reference herein.

Discovery also made available to employees, investors and other constituencies the materials included as Exhibits 99.2 through 99.4. Exhibits 99.1 through 99.4 are being furnished under Item 7.01 and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of such section, nor shall such exhibits be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

Item 8.01	Other Events.

On May 17, 2021, Discovery entered into the Merger Agreement, by and among Discovery, AT&T, Spinco and Merger Sub.

Where to Find Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between Discovery and Spinco, which will immediately follow the proposed separation of Spinco from AT&T (together, the “proposed transaction”). In connection with the proposed transaction, Discovery intends to file a registration statement on Form S-4, containing a proxy statement/prospectus, with the SEC. In addition, Spinco expects to file a registration statement in connection with its separation from AT&T. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statements and proxy statement/prospectus (when available) and other documents filed by Discovery and Spinco with the SEC at http://www.sec.gov. Free copies of the registration statements and proxy statement/prospectus, once available, and each company’s other filings with the SEC may also be obtained from the respective companies. Free copies of documents filed with the SEC by Discovery will be made available free of charge on Discovery’s investor relations website at https://ir.corporate.discovery.com. Free copies of documents filed with the SEC by Spinco will be made available free of charge on AT&T’s investor relations website at https://investors.att.com.

Participants in the Solicitation

Discovery, AT&T and Spinco and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Discovery is set forth in its definitive proxy statement, which was filed with the SEC on April 30, 2021. Information about the directors and executive officers of AT&T is set forth in its definitive proxy statement, which was filed with the SEC on March 11, 2021. Information about the directors and executive officers of Spinco will be set forth in its registration statement to be filed with the SEC in connection with its separation from AT&T. Investors may obtain additional information regarding the interests of such participants by reading the registration statements, proxy statement/prospectus and other relevant materials regarding the proposed transaction when they become available.

Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed transaction between AT&T and Discovery constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and Discovery and are subject to significant risks and uncertainties outside of our control. Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction, (2) the risk that Discovery stockholders may not approve the proposed transaction, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, and (4) risks that any of the closing conditions to the proposed transaction may not be satisfied in a timely manner. Discussions of additional risks and uncertainties are contained in AT&T’s and Discovery’s filings with the SEC and in the Form S-4, containing a proxy statement/prospectus, to be filed by Discovery and the registration statement to be filed by Spinco in connection with the proposed transaction. None of Discovery, AT&T or Spinco is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit Number	Description

99.1	Joint Press Release of Discovery and AT&T, dated May 17, 2021

99.2	Discovery Letter to Employees, dated May 17, 2021

99.3	Joint Investor Presentation of Discovery and AT&T, dated May 17, 2021

99.4	Joint Transaction Infographic of Discovery and AT&T

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 17, 2021	DISCOVERY, INC.

	By:	/s/ Gunnar Wiedenfels
	Name:	Gunnar Wiedenfels
	Title:	Chief Financial Officer

Exhibit 99.1

AT&T’s WARNERMEDIA AND DISCOVERY, INC. CREATING STANDALONE COMPANY BY

COMBINING OPERATIONS TO FORM NEW GLOBAL LEADER IN ENTERTAINMENT

Companies with Shared Values, Complementary Assets, and Iconic Brands and Franchises,

Will Offer the Most Differentiated Content Portfolio in the World

WarnerMedia and Discovery, Inc. Form One of the Largest Global Streaming Players

Discovery President & CEO David Zaslav to Lead New Company with Executives from Both

Companies in Key Leadership Roles

AT&T and Discovery Will Hold Joint Press Conference at 7:30am EDT and a Separate Call with

Investors Will Begin at 8:30am EDT

Dallas, TX and New York, NY – May 17, 2021. AT&T Inc. (NYSE:T) and Discovery, Inc. (NASDAQ: DISCA, DISCB, DISCK) today announced a definitive agreement to combine WarnerMedia’s premium entertainment, sports and news assets with Discovery’s leading nonfiction and international entertainment and sports businesses to create a premier, standalone global entertainment company.

Under the terms of the agreement, which is structured as an all-stock, Reverse Morris Trust transaction, AT&T would receive $43 billion (subject to adjustment) in a combination of cash, debt securities, and WarnerMedia’s retention of certain debt, and AT&T’s shareholders would receive stock representing 71% of the new company; Discovery shareholders would own 29% of the new company. The Boards of Directors of both AT&T and Discovery have approved the transaction.

The companies expect the transaction will create substantial value for AT&T and Discovery shareholders by:

•	Bringing together the strongest leadership teams, content creators, and high-quality series and film libraries in the media business.

•	Accelerating both companies’ plans for leading direct-to-consumer (DTC) streaming services for global consumers.

•

Uniting complementary and diverse content strengths with broad appeal — WarnerMedia’s robust studios and portfolio of iconic scripted entertainment, animation, news and sports with Discovery’s global leadership in unscripted and international entertainment and sports.

•

Forming a new company that will have significant scale and investment resources with projected 2023 Revenue of approximately $52 billion, adjusted EBITDA of approximately $14 billion, and an industry leading Free Cash Flow conversion rate of approximately 60%.

•	Creating at least $3 billion in expected cost synergies annually for the new company to increase its investment in content and digital innovation, and to scale its global DTC business.

For AT&T and its shareholders, this transaction provides an opportunity to unlock value in its media assets and to better position the media business to take advantage of the attractive DTC trends in the industry. Additionally, the transaction allows the company to better capitalize on the longer-term demand for connectivity:

•	AT&T shareholders participate in a leading media company with a broad global portfolio of brands, tremendous DTC potential and strengthened combined assets.

•	Creates substantial value opportunity for AT&T shareholders through stepped-up investment in growth areas – mobile and fixed broadband.

•	Capital structure improvement after closing will position AT&T as one of the best capitalized 5G and fiber broadband companies in the United States.

•	Results in two independent companies – one broadband connectivity and the other media – to sharpen the investment focus and attract the best investor base for each company.

A Stronger Competitor in Global Streaming

The new company will compete globally in the fast-growing direct-to-consumer business — bringing compelling content to DTC subscribers across its portfolio, including HBO Max and the recently launched discovery+. The transaction will combine WarnerMedia’s storied content library of popular and valuable IP with Discovery’s global footprint, trove of local-language content and deep regional expertise across more than 200 countries and territories. The new company will be able to invest in more original content for its streaming services, enhance the programming options across its global linear pay TV and broadcast channels, and offer more innovative video experiences and consumer choices.

Uniting Dynamic, Enduring and Historic Brands and Franchises

The “pure play” content company will own one of the deepest libraries in the world with nearly 200,000 hours of iconic programming and will bring together over 100 of the most cherished, popular and trusted brands in the world under one global portfolio, including: HBO, Warner Bros., Discovery, DC Comics, CNN, Cartoon Network, HGTV, Food Network, the Turner Networks, TNT, TBS, Eurosport, Magnolia, TLC, Animal Planet, ID and many more.

The new company will be able to increase investment and capabilities in original content and programming; create more opportunity for under-represented storytellers and independent creators; serve customers with innovative video experiences and points of engagement; and propel more investment in high-quality, family-friendly nonfiction content.

Leadership, Governance and Structure

The companies announced that Discovery President and CEO David Zaslav will lead the proposed new company with a best-in-class management team and top operational and creative leadership from both companies.

Discovery’s current multiple classes of shares will be consolidated to a single class with one vote per share.

The new company’s Board of Directors will consist of 13 members, 7 initially appointed by AT&T, including the chairperson of the board; Discovery will initially appoint 6 members, including CEO David Zaslav.

Executive Commentary

John Stankey Said:

“This agreement unites two entertainment leaders with complementary content strengths and positions the new company to be one of the leading global direct-to-consumer streaming platforms. It will support the fantastic growth and international launch of HBO Max with Discovery’s global footprint and create efficiencies which can be re-invested in producing more great content to give consumers what they want. For AT&T shareholders, this is an opportunity to unlock value and be one of the best capitalized broadband companies, focused on investing in 5G and fiber to meet substantial, long-term demand for connectivity. AT&T shareholders will retain their stake in our leading communications company that comes with an attractive dividend. Plus, they will get a stake in the new company, a global media leader that can build one of the top streaming platforms in the world.”

David Zaslav Said:

“During my many conversations with John, we always come back to the same simple and powerful strategic principle: these assets are better and more valuable together. It is super exciting to combine such historic brands, world class journalism and iconic franchises under one roof and unlock so much value and opportunity. With a library of cherished IP, dynamite management teams and global expertise in every market in the world, we believe everyone wins...consumers with more diverse choices, talent and storytellers with more resources and compelling pathways to larger audiences, and shareholders with a globally scaled growth company committed to a strong balance sheet that is better positioned to compete with the world’s largest streamers. We will build a new chapter together with the creative and talented WarnerMedia team and these incredible assets built on a nearly 100-year legacy of the most wonderful storytelling in the world. That will be our singular mission: to focus on telling the most amazing stories and have a ton of fun doing it.”

Transaction Highlights

The combination will be executed through a Reverse Morris Trust, under which WarnerMedia will be spun or split off to AT&T’s shareholders via dividend or through an exchange offer or a combination of both and simultaneously combined with Discovery. The transaction is expected to be tax-free to AT&T and AT&T’s shareholders.

In connection with the spin-off or split-off of WarnerMedia, AT&T will receive $43 billion (subject to adjustment) in a combination of cash, debt securities and WarnerMedia’s retention of certain debt. The new company expects to maintain investment grade rating and utilize the significant cash flow of the combined company to rapidly de-lever to approximately 3.0x within 24 months, and to target a new, longer term gross leverage target of 2.5x-3.0x. WarnerMedia has secured fully committed financing from JPMorgan Chase Bank, N.A. and affiliates of Goldman Sachs & Co. LLC for the purposes of funding the distribution.

The transaction is anticipated to close in mid-2022, subject to approval by Discovery shareholders and customary closing conditions, including receipt of regulatory approvals. No vote is required by AT&T shareholders. Agreements are in place with Dr. John Malone and Advance to vote in favor of the transaction.

AT&T Preliminary Financial Profile Following Completion of the Transaction; Focused Total Return Strategy for Capital Allocation; After Close, Dividend Payout Ratio1 Expected to be Low 40s%.

After close and on a pro-forma basis, AT&T expects its remaining assets to produce the following financial trajectory from 2022 to 2024:

•	Annual revenue growth: low single digits CAGR[2]

•	Annual adjusted EBITDA[3] and adjusted EPS[4] growth: mid-single digits CAGR

•	Significantly increased financial flexibility to drive returns to shareholders, including:

•

Expected increased capital investment for incremental investments in 5G and fiber broadband. The company expects annual capital expenditures of around $24 billion once the transaction closes. AT&T expects its 5G C-band network will cover 200 million people in the U.S. by year-end 2023. And the company plans to expand its fiber footprint to cover 30 million customer locations by year-end 2025.

[1]

Dividend payout ratio is total dividends paid divided by free cash flow. Free cash flow is a non-GAAP financial measure that is frequently used by investors and credit rating agencies to provide relevant and useful information. Free cash flow is cash from operating activities minus capital expenditures. Due to high variability and difficulty in predicting items that impact cash from operating activities and capital expenditures, the company is not able to provide a reconciliation between projected free cash flow and the most comparable GAAP metric without unreasonable effort.

[2]	Compound annual growth rate.
[3]	EBITDA is operating income before depreciation and amortization.
[4]

The company (AT&T) expects adjustments to 2021-2024 reported diluted EPS to include merger-related amortization ($4.3 billion for 2021 and approximately $1 billion per quarter in 2022 until closing of the transaction) and other adjustments, a non-cash mark-to-market benefit plan gain/loss, and other items. The company expects the mark-to-market adjustment, which is driven by interest rates and investment returns that are not reasonably estimable at this time, to be a significant item. AT&T’s 2021 EPS depends on future levels of revenues and expenses which are not reasonably estimable at this time. Accordingly, we cannot provide a reconciliation between these projected non-GAAP metrics and the reported GAAP metrics without unreasonable effort.

•	Significant debt reduction: Expect Net Debt to Adjusted EBITDA[5] in the 2.6x range after transaction closes and less than 2.5x by year end 2023.

•

Attractive dividend – resized to account for the distribution of WarnerMedia to AT&T shareholders. After close and subject to AT&T Board approval, AT&T expects an annual dividend payout ratio of 40% to 43% on anticipated free cash flow[1] of $20 billion plus.

•	The optionality to repurchase shares once Net Debt to Adjusted EBITDA is less than 2.5x.

Advisors

LionTree LLC and Goldman Sachs & Co. LLC served as financial advisors and Sullivan & Cromwell LLP served as legal advisor to AT&T.

Allen & Company LLC and J.P. Morgan Securities LLC served as financial advisors and Debevoise & Plimpton LLP served as legal advisor to Discovery. Perella Weinberg Partners and Wachtell Lipton, Rosen & Katz served as advisors to the Independent Directors of Discovery.

RBC Capital Markets served as financial advisors and Paul, Weiss, Rifkind, Wharton & Garrison LLP served as legal advisors to Advance.

Media Availability and Investor Call

AT&T and Discovery will hold a joint press conference at 7:30am EDT, and a separate call with investors will begin at 8:30am EDT today. The webcast of the call and related materials will be available on AT&T’s and Discovery’s Investor Relations websites at https://investors.att.com/ and https://ir.corporate.discovery.com/investor-relations.

Join the 7:30am EDT press conference with John Stankey and David Zaslav on Zoom by clicking here. Your camera will be disabled and microphones will be automatically muted. To ask a question, please select the “raise hand icon.” When you are called on, you will receive a prompt asking you to unmute your microphone. The Zoom Webinar ID is 985 9072 9554; the passcode is 866906.

Cautionary Statement Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed transaction between AT&T, Magallanes, Inc. (“Spinco”), and Discovery, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and

[5]

Net Debt to Adjusted EBITDA ratios are non-GAAP financial measures that are frequently used by investors and credit rating agencies to provide relevant and useful information. AT&T’s Net Debt to Adjusted EBITDA ratio is calculated by dividing the Net Debt by the sum of the most recent four quarters Adjusted EBITDA. Adjusted EBITDA estimates depend on future levels of revenues and expenses which are not reasonably estimable at this time. Accordingly, we cannot provide a reconciliation between Adjusted EBITDA and the most comparable GAAP metric without unreasonable effort.

statements include, but are not limited to, statements about the benefits of the transaction, including future financial and operating results, the combined Spinco and Discovery company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and Discovery and are subject to significant risks and uncertainties outside of our control.    Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction; the risk that Discovery stockholders may not approve the transaction proposals; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; risks that any of the other closing conditions to the proposed transaction may not be satisfied in a timely manner; risks that the anticipated tax treatment of the proposed transaction is not obtained; risks related to potential litigation brought in connection with the proposed transaction; uncertainties as to the timing of the consummation of the proposed transaction; risks and costs related to the implementation of the separation of Spinco, including timing anticipated to complete the separation, any changes to the configuration of the businesses included in the separation if implemented; the risk that the integration of Discovery and Spinco being more difficult, time consuming or costly than expected; risks related to financial community and rating agency perceptions of each of AT&T and Discovery and its business, operations, financial condition and the industry in which it operates; risks related to disruption of management time from ongoing business operations due to the proposed merger; failure to realize the benefits expected from the proposed merger; effects of the announcement, pendency or completion of the proposed merger on the ability of AT&T, Spinco or Discovery to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; and risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction. The effects of the COVID-19 pandemic may give rise to risks that are currently unknown or amplify the risks associated with the foregoing factors.

These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus that will be included in the registration statements that will be filed with the SEC in connection with the proposed transaction. Discussions of additional risks and uncertainties are contained in AT&T’s and Discovery filings with the Securities and Exchange Commission. Neither AT&T nor Discovery is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between AT&T, Spinco, and Discovery. In connection with the proposed transaction, AT&T, Spinco and Discovery intend to file relevant materials with the Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4 by Discovery that will contain a prospectus of Discovery and Spinco that also constitutes a proxy statement of Discovery, and a registration statement by Spinco. This communication is not a substitute for the registration statements, proxy statement/prospectus or any other document which AT&T, Spinco or Discovery may file with the SEC. STOCKHOLDERS OF AT&T AND DISCOVERY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED

TRANSACTION. Investors and security holders will be able to obtain copies of the proxy statement/prospectus (when available) as well as other filings containing information about AT&T, Spinco and Discovery, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by AT&T or Spinco will be made available free of charge on AT&T’s investor relations website at https://investors.att.com. Copies of documents filed with the SEC by Discovery will be made available free of charge on Discovery’s investor relations website at https://ir.corporate.discovery.com/investor-relations.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

AT&T and its directors and executive officers, and Discovery and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Discovery capital stock and/or the offering of Discovery securities in respect of the proposed transaction. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T’s 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2021. Information about the directors and executive officers of Discovery is set forth in the proxy statement for Discovery’s 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2021. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.

*About AT&T

AT&T Inc. (NYSE:T) is a diversified, global leader in telecommunications, media and entertainment, and technology. Consumers and businesses have more than 225 million monthly subscriptions to our services. AT&T Communications provides more than 100 million U.S. consumers with entertainment and communications experiences across mobile and broadband. Plus, it serves high-speed, highly secure connectivity and smart solutions to nearly 3 million business customers. WarnerMedia is a leading media and entertainment company that creates and distributes premium and popular content to global audiences through its consumer brands, including: HBO, HBO Max, Warner Bros., TNT, TBS, truTV, CNN, DC Entertainment, New Line, Cartoon Network, Adult Swim and Turner Classic Movies. Xandr, now part of WarnerMedia, provides marketers with innovative and relevant advertising solutions for consumers around premium video content and digital advertising through its platform. AT&T Latin America provides pay-TV services across 10 countries and territories in Latin America and the Caribbean and wireless services to consumers and businesses in Mexico.

AT&T products and services are provided or offered by subsidiaries and affiliates of AT&T Inc. under the AT&T brand and not by AT&T Inc. Additional information is available at about.att.com. © 2021 AT&T Intellectual Property. All rights reserved. AT&T, the Globe logo and other marks are trademarks and service marks of AT&T Intellectual Property and/or AT&T affiliated companies. All other marks contained herein are the property of their respective owners.

About Discovery

Discovery, Inc. (Nasdaq: DISCA, DISCB, DISCK) is a global leader in real life entertainment, serving a passionate audience of superfans around the world with content that inspires, informs and entertains. Discovery delivers over 8,000 hours of original programming each year and has category leadership across deeply loved content genres around the world. Available in over 220 countries and territories and nearly 50 languages, Discovery is a platform innovator, reaching viewers on all screens, including TV Everywhere products such as the GO portfolio of apps; direct-to-consumer streaming services such as discovery+, Food Network Kitchen and MotorTrend OnDemand; digital-first and social content from Group Nine Media; a landmark natural history and factual content partnership with the BBC; and a strategic alliance with PGA TOUR to create the international home of golf. Discovery’s portfolio of premium brands includes Discovery Channel, HGTV, Food Network, TLC, Investigation Discovery, Travel Channel, MotorTrend, Animal Planet, Science Channel, and the forthcoming multi-platform JV with Chip and Joanna Gaines, Magnolia Network, as well as OWN: Oprah Winfrey Network in the U.S., Discovery Kids in Latin America, and Eurosport, the leading provider of 3 locally relevant, premium sports and Home of the Olympic Games across Europe. For more information, please visit corporate.discovery.com and follow @DiscoveryIncTV across social platforms.

Contacts

Discovery, Inc. Corporate Communications

Nathaniel Brown

nathaniel_brown@discovery.com

Discovery, Inc. Investor Relations

Andrew Slabin

andrew_slabin@discovery.com

AT&T Inc. Corporate Communications

Fletcher Cook

fletcher.cook@att.com

AT&T Inc. Corporate Communications

Larry Solomon

larry.solomon@att.com

Exhibit 99.2

Filed by Discovery, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Discovery, Inc.

Commission File No.: 001-34177

Date: May 17, 2021

The following e-mail was distributed to all global employees of Discovery, Inc. on May 17, 2021 and posted on the company’s internal website.

EMAIL SUBJECT: A Premier Global Entertainment Leader: A Message from David Zaslav

Today is such a momentous day for Discovery.

I am so excited to share the news that we have reached a definitive agreement for AT&T to spin off its storied WarnerMedia assets into a new company with Discovery. This combination will create a premier global entertainment company.

Obviously an historic watershed for this great company!

AT&T CEO John Stankey and I have been discussing a singular vision for a while now...that simply put: these assets are better together…in fact, not just better together, but together we are a significantly stronger, more dynamic and compelling company...one that is even better positioned to be a next-generation global media leader.

Our shared vision is one of a pure-play entertainment company, bringing together the most cherished franchises in the world across top programming genres, including premium television and movies, animation, global sports and news, kids and families, non-fiction lifestyle and real-life entertainment all under one roof.

Our combined excellence in storytelling and streaming, and our deep global footprint will form a customer-driven company strongly positioned for the future, and to become a top-tier streaming competitor.

This new company makes huge sense. The combination of our brands, assets, content, global reach and creative leadership will position us for sustainable growth in an entertainment landscape in which we now compete against some very deep pockets. We will be able to serve consumers in more compelling ways than ever before, and invest more in content, programming and storytelling.

Together, we will be able to offer a global portfolio of brands and beloved franchises on Day One. Discovery’s unparalleled portfolio of leading local and global real-life entertainment brands and content, combined with the storied Warner Brothers Studios and Pictures...the pioneering HBO…the global journalism of CNN... sports rights from NBA, NHL, MLB and March Madness in the US…great kids content from the Cartoon Network, Looney Tunes and Hanna-Barbera catalogues...and the industry’s deepest library of 200,000 hours, including many of the world’s most iconic, fan-favorites from Casablanca to DC Comics, Harry Potter to Lord of the Rings, the Big Bang Theory, Friends, Game of Thrones, Dune, Matrix, Sex in the City, the Sopranos and Wizard of Oz!

If you aren’t totally familiar with WarnerMedia’s amazing brands, please click on this video to see how we imagine this new company.

I realize this news probably comes as a surprise!

First, none of this would be possible without your hard work, creativity and grit in building and growing Discovery into the dynamic media company we are today. It is a huge testament to all of you that AT&T is entrusting us to bring its crown jewel entertainment assets into the future alongside our own.

Second, I will be running the combined company and feel great about bringing two strong cultures together that share a deep commitment to their people, their values and mission...and quality impactful storytelling. I also appreciate that you may have questions about the synergy estimates we have announced, and rest assured we will work diligently and conscientiously through that process, and always communicate as transparently as possible...but know that nothing can happen on this front until after the deal is approved and closed sometime in first half of 2022. This transaction will also create meaningful growth opportunities for many of our employees, as well as for our talent and franchises, as we get the opportunity to compete at a much bigger table.

Third, this process will take time. We expect the deal to be approved in the first half of next year. In the meantime, it’s fully business as usual, and we need to keep our eye on the ball and continue to drive our standalone company forward, including our ambitious plans for discovery+. At the same time, we will of course keep you posted on developments, and when and how we can start engaging with our counterparts.

I know you will have plenty of questions, so please join me alongside John Stankey, CEO of AT&T, for a virtual global Town Hall on Wednesday, May 19 at 10am ET.

Today we stand on the shoulders of John Hendricks, John Malone, Bob Miron and the Newhouse Family — the visionaries who saw the consumer demand for non-fiction excellence, creating the Discovery Channel as one stand-alone network based in Landover, Maryland; and Ken Lowe, who turned an idea for a cable network about homes and gardens into a global media lifestyle phenomenon. Through innovation, risk-taking and hard work, that initial Discovery Channel has grown into one of the most admired media companies in the world today.

I want to give a very special shout-out to the Discovery teams who got this unprecedented deal done...first to Bruce Campbell, Elizabeth Newell, Dan Fox and the entire Corporate Development team, and Gunnar Wiedenfels, Fraser Woodford, Andrew Slabin, Todd Davis and the Finance team….simply put, we would not be here if not for Bruce and Gunnar and their steady leadership, ingenuity and warrior mentality of grinding out too many all-nighters to count! Thanks also to Savalle Sims, Tara Smith and the Legal team…David Leavy, Nathaniel Brown and the Comms team...and JB and Adria for their contributions to position us for great success today and going forward. These leaders are all high-character individuals whose strong and consistent leadership makes this the best team in the business, and I am grateful for their dedication to Discovery.

In closing…this is a huge moment for me personally and I know for all of you. What started as an ambitious vision 35 years ago to create a purpose-driven company and culture to tell important stories the right way, has grown from three networks to one of the world’s most dynamic and global media companies. It has brought us to this remarkable moment, and I have never been more excited about the opportunity and challenges ahead.

The energy you bring every single day to Discovery sets us on a course for a very bright future. You have my gratitude. See you Wednesday...

Best,

David

Where to Find Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between Discovery, Inc. (“Discovery”) and Magallanes, Inc. (“Spinco”), which will immediately follow the proposed separation of Spinco from AT&T Inc. (“AT&T”) (together, the “proposed transaction”). In connection with the proposed transaction, Discovery intends to file a registration statement on Form S-4, containing a proxy statement/prospectus, with the SEC. In addition, Spinco expects to file a registration statement in connection with its separation from AT&T. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statements and proxy statement/prospectus (when available) and other documents filed by Discovery and Spinco with the SEC at http://www.sec.gov. Free copies of the registration statements and proxy statement/prospectus, once available, and each company’s other filings with the SEC may also be obtained from the respective companies. Free copies of documents filed with the SEC by Discovery will be made available free of charge on Discovery’s investor relations website at https://ir.corporate.discovery.com. Free copies of documents filed with the SEC by Spinco will be made available free of charge on AT&T’s investor relations website at https://investors.att.com.

Participants in the Solicitation

Discovery, AT&T and Spinco and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Discovery is set forth in its definitive proxy statement, which was filed with the SEC on April 30, 2021. Information about the directors and executive officers of AT&T is set forth in its definitive proxy statement, which was filed with the SEC on March 11, 2021. Information about the directors and executive officers of Spinco will be set forth in its registration statement to be filed with the SEC in connection with its separation from AT&T. Investors may obtain additional information regarding the interests of such participants by reading the registration statements, proxy statement/prospectus and other relevant materials regarding the proposed transaction when they become available.

Discovery and WarnerMedia to Combine May 17, 2021 © 2021 AT&T Intellectual Property. AT&T and AT&T Globe logo are registered trademarks and service marks of AT&T Intellectual Property and/or AT&T affiliated companies. All other marks are the property of their respective owners. Exhibit 99.3

Call Participants John Stankey Chief Executive Officer, AT&T Pascal Desroches Chief Financial Officer, AT&T David Zaslav President and CEO, Discovery Dr. Gunnar Wiedenfels Chief Financial Officer, Discovery

Cautionary Language Concerning Forward-looking Statements Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed transaction between AT&T, Magallanes, Inc. (“Spinco”), and Discovery, Inc. (“Discovery”) constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the transaction, including future financial and operating results, the combined Spinco and Discovery company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and Discovery and are subject to significant risks and uncertainties outside of our control. Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction; the risk that Discovery stockholders may not approve the transaction proposals; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; risks that any of the other closing conditions to the proposed transaction may not be satisfied in a timely manner; risks that the anticipated tax treatment of the proposed transaction is not obtained; risks related to potential litigation brought in connection with the proposed transaction; uncertainties as to the timing of the consummation of the proposed transaction; risks and costs related to the implementation of the separation of Spinco, including timing anticipated to complete the separation, any changes to the configuration of the businesses included in the separation if implemented; the risk that the integration of Discovery and Spinco being more difficult, time consuming or costly than expected; risks related to financial community and rating agency perceptions of each of AT&T and Discovery and its business, operations, financial condition and the industry in which it operates; risks related to disruption of management time from ongoing business operations due to the proposed merger; failure to realize the benefits expected from the proposed merger; effects of the announcement, pendency or completion of the proposed merger on the ability of AT&T, Spinco or Discovery to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; and risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction. The effects of the COVID-19 pandemic may give rise to risks that are currently unknown or amplify the risks associated with the foregoing factors. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus that will be included in the registration statements that will be filed with the SEC in connection with the proposed transaction. Discussions of additional risks and uncertainties are contained in AT&T’s and Discovery’s filings with the Securities and Exchange Commission. Neither AT&T nor Discovery is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. This presentation may contain certain non-GAAP financial measures. Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on slide 17 of this presentation, and respective company websites (AT&T’s investor relations website: https://investors.att.com. Discovery’s investor relations website: https://ir.corporate.discovery.com/investor-relations) Additional Information and Where to Find It This communication may be deemed to be solicitation material in respect of the proposed transaction between AT&T, Spinco, and Discovery. In connection with the proposed transaction, AT&T, Spinco and Discovery intend to file relevant materials with the Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4 by Discovery that will contain a prospectus of Discovery and Spinco that also constitutes a proxy statement of Discovery, and a registration statement by Spinco. This communication is not a substitute for the registration statements, proxy statement/prospectus or any other document which AT&T, Spinco or Discovery may file with the SEC. STOCKHOLDERS OF AT&T AND DISCOVERY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain copies of the proxy statement/prospectus (when available) as well as other filings containing information about AT&T, Spinco and Discovery, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by AT&T or Spinco will be made available free of charge on AT&T’s investor relations website at https://investors.att.com. Copies of documents filed with the SEC by Discovery will be made available free of charge on Discovery’s investor relations website at https://ir.corporate.discovery.com/investor-relations. No Offer or Solicitation This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Participants in Solicitation AT&T and its directors and executive officers, and Discovery and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Discovery capital stock and/or the offering of Discovery securities in respect of the proposed transaction. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T’s 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2021. Information about the directors and executive officers of Discovery is set forth in the proxy statement for Discovery’s 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2021. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.

AT&T to merge WarnerMedia with Discovery 4 WarnerMedia and Discovery to combine operations to create a global entertainment leader David Zaslav to be CEO of new company Transaction Rationale Unlocks significant value for AT&T shareholders Positions Discovery shareholders with enhanced long-term growth Accelerates HBO Max and discovery+’s global plans for direct-to-consumer Creates one of the deepest content libraries in the world Unites complementary content and brands across the most popular programming categories Expects to generate $3B+/year in synergies that can be reinvested into content and DTC

Transaction Summary Structured as Reverse Morris Trust transaction, AT&T to spin/split out WarnerMedia1 which will merge into Discovery Discovery to contribute 100% of its business and receive 29% of common equity AT&T will receive $43B (subject to adjustment) in a combination of cash, debt securities, and WarnerMedia’s retention of certain debt AT&T shareholders to receive 71% of common equity distributed via shares of stock Unlocks value in WarnerMedia; shareholders can participate in potential upside of New Company AT&T Shareholders Discovery Shareholders New Company 29% 71% 100% All assets ex WarnerMedia1 WarnerMedia1 + $43B of Debt Resulting Structure 100% of Discovery ($15B of Debt) $43B Debt 1 Excludes certain assets including Xandr and Crunchyroll

† See notes slide for details Presentation title / Month XX, 2021 / © 2021 AT&T Intellectual Property - AT&T Proprietary (Internal Use Only) Discovery + WarnerMedia David Zaslav and Dr. Gunnar Wiedenfels

Combination Significantly Enhances DTC Presence Across Key Criteria 7 Better Engagement, Lifetime Value & Subscriber Growth Best in Class Technology & Consumer Experience Marketing Scale & Efficiency Customer Satisfaction Broad Content Genres, Passion Verticals & Deep Library Tentpole Films & Series + Broadly Appealing Content Global Brand Recognition & Reach 7

Compelling Collection of Personalities, Franchises and IP 8 Largest library with ~200k hours of video content Leading scripted and unscripted content portfolio Available in 220+ countries and territories and 50 languages High quality production capabilities of Warner Brothers studio #1 TV studio by revenue and volume Top 2 movie studio by box office 11 of the last 12 years Premium sports rights in U.S., Europe and Latin America

Enhances Global Linear Business 9 Portfolio positioned as stronger partner to advertising and distribution counterparts Combined company pay TV portfolio reach can compete with combined pay and broadcast network reach of other global players News, sports, scripted and unscripted - combined portfolio addresses key programming genres of the linear ecosystem Significant overlapping and duplicative expense base can be rationalized to drive efficiency 1

Financial Highlights 10 Greater scale with ~$52B of expected revenue and ~$14B of expected adjusted EBITDA† in 2023 Significant synergies with $3+ billion of expected run-rate cost savings Robust FCF† supports deleveraging, reinvestment and financial flexibility Targeting $15+ billion of DTC revenues in 2023 Committed to maintaining investment grade ratings † See note D1 on slide 17

Financial Overview 11 Includes phase-in of synergies assuming mid-2022 closing Based on trailing twelve months adjusted EBITDA assuming mid-2022 closing and excludes synergies Revenue (in $ billions) Adj. EBITDA† (in $ billions) $15B+ of DTC revenue 1 Expected Rapid Deleveraging (Gross Leverage †) 2 ~60% FCF † conversion Long-term leverage target† of 2.5x – 3.0x † See note D1 on slide 17

† See notes slide for details Presentation title / Month XX, 2021 / © 2021 AT&T Intellectual Property - AT&T Proprietary (Internal Use Only) AT&T Post Transaction John Stankey and Pascal Desroches

AT&T Going Forward AT&T’s Deliberate Market Focus Simplifies AT&T investment thesis and aligns assets with appropriate investor base Focuses our management team to execute on AT&T’s efficiency and effectiveness transformation Provides financial flexibility required to be the leader in broadband connectivity across all the U.S. This transaction is the right move for our shareholders 5G Wireless Expect 200M POPs covered with C-Band by end of 2023 AT&T Fiber Plan to expand reach to 30 million customer locations by end of 2025 Positions AT&T for revenue growth, margin expansion, and earnings growth

14 AT&T Post Transaction Financial Profile REVENUES Low single digit % Wireless service and broadband revenue growth ADJ EBITDA†A2 Mid single digit % Strong ROI from Mobility and Fiber investments Mobility and broadband revenue growth and cost transformation ADJ EPS†A3 Mid single digit % EBITDA growth and lower interest expense from reduced debt Annualized Proforma Growth Expectation Focused operational execution Mobility Retain focus on continued profitable market share gains Invest transformation savings into customer growth and retention of our high-quality base Accelerate investment to support next generation network services Fiber broadband Double total addressable market for fiber Accelerate consumer penetration and improve business adoption ‘22 – ’24 CAGR †A1 † See notes slide 17

15 AT&T Post Transaction Capital Allocation Strategy Attractive Dividend Debt Reduction Investing for Growth Targeting dividend payout ratio†A4 of 40-43% on anticipated free cash flow†A4 of $20B+ $43B net debt reduction at close Expected net debt to adj EBITDA†A5 : 2.6x range after close Below 2.5x by end of 2023 Optionality to repurchase shares Success-based Fiber expansion 5G capacity acceleration Investing for growth based on highest return Flexibility for optimal value creation Focused Total Return Strategy Attractive Dividend Debt Reduction Investing for Growth † See notes slide 17

Q&A

17 Notes A1. CAGR is Compound annual growth rate. A2. EBITDA is operating income before depreciation and amortization. A3. The company (AT&T) expects adjustments to 2021-2024 reported diluted EPS to include merger-related amortization ($4.3 billion for 2021 and approximately $1 billion per quarter in 2022 until closing of the transaction) and other adjustments, a non-cash mark-to-market benefit plan gain/loss, and other items. The company expects the mark-to-market adjustment, which is driven by interest rates and investment returns that are not reasonably estimable at this time, to be a significant item. AT&T’s 2021 EPS depends on future levels of revenues and expenses which are not reasonably estimable at this time. Accordingly, we cannot provide a reconciliation between these projected non-GAAP metrics and the reported GAAP metrics without unreasonable effort. A4. Dividend payout ratio is total dividends paid divided by free cash flow. Free cash flow is a non-GAAP financial measure that is frequently used by investors and credit rating agencies to provide relevant and useful information. Free cash flow is cash from operating activities minus capital expenditures. Due to high variability and difficulty in predicting items that impact cash from operating activities and capital expenditures, the company is not able to provide a reconciliation between projected free cash flow and the most comparable GAAP metric without unreasonable effort. A5. Net Debt is calculated by subtracting cash and cash equivalents from the sum of debt maturing within one year and long-term debt. Net Debt to adjusted EBITDA ratios are non-GAAP financial measures that are frequently used by investors and credit rating agencies to provide relevant and useful information. Our Net Debt to Adjusted EBITDA ratio is calculated by dividing the Net Debt by the sum of the most recent four quarters of Adjusted EBITDA. Adjusted EBITDA estimates depend on future levels of revenues and expenses which are not reasonably estimable at this time. Accordingly, we cannot provide a reconciliation between Adjusted EBITDA and the and the most comparable GAAP metric without unreasonable effort. D1. Free cash flow, gross leverage, net leverage and adjusted EBITDA are non-GAAP financial measures frequently used by investors and credit rating agencies to provide relevant and useful information. Free cash flow is cash from operating activities minus capital expenditures. Due to high variability and difficulty in predicting items that impact cash from operating activities and capital expenditures, we are not able to provide a reconciliation between projected free cash flow and the most comparable GAAP metric without unreasonable effort.  Gross leverage is calculated by dividing total debt by the sum of the most recent four quarters Adjusted EBITDA. Net leverage is calculated by dividing net debt (total debt less cash) by the sum of the most recent four quarters Adjusted EBITDA. Adjusted EBITDA estimates depend on future levels of revenues and expenses which are not reasonably estimable at this time. Accordingly, we are not able to provide a reconciliation between adjusted EBITDA and the most comparable GAAP metric without unreasonable effort.  In addition, pro forma free cash flow, net leverage and adjusted EBITDA for the combined entity are estimates only and we are not able to provide a reconciliation between the most comparable GAAP metrics without unreasonable effort. .

Exhibit 99.4

CREATING A PREMIER, GLOBAL LEADER IN ENTERTAINMENT

AT&T | WarnerMedia Discovery

Transaction Summary

- Structured as an all-stock, Reverse Morris Trust transaction
- AT&T shareholders to own 71% of new company, Discovery shareholders to own 29%
- AT&T to receive $43 billion (subject to adjustment) in a combination of cash, debt securities and WarnerMedia's retention of certain debt
- New company to be led by Discovery CEO David Zaslav and overseen by a 13 member board – 7 initially appointed by AT&T, including the chairperson, and 6 initially appointed by Discovery, including Zaslav discovery+

HBO max

200,000 Hours of iconic programming

100 Cherished brands under one global portfolio

100 Years of story telling

Combination Highlights

Combines WarnerMedia's studios and portfolio of iconic scripted entertainment, animation, news and sports with Discovery's global reach in real-life, nonfiction entertainment

Creates pure play company and accelerates the delivery and growth of one of the world's leading direct-to-consumer streaming platforms

Unlocks value and is expected to create at least $3 billion in annual cost synergies to increase investment in content and direct-to-consumer platform

Iconic Media and Entertainment Brands

Uniting and Enhancing Dynamic, Enduring Franchises

Discovery, WB, HBO, HGTV, OWN, TLC, food network, Magnolia Network, HLN, Cartoon Network, ID

CNN, SCI, animal planet, Cinemax, tbs, Eurosport, tvn, Turner Sports, DC, [adult swim], TNT

Creating Shareholder Value and Long-Term Growth Opportunities

AT&T

Opportunity to unlock significant value in WarnerMedia for AT&T shareholders

Results in two independent companies – one broadband connectivity and the other media – to sharpen the investment opportunity and attract the best investor base for each company

Creates substantial value opportunity for AT&T shareholders through stepped-up investment in growth areas -- mobile and fixed broadband

Capital structure improvement after closing will position AT&T as one of the best capitalized 5G and fiber broadband companies in the United States

Discovery

Brings together two best-in-class management teams and a world-class library of content that gives consumers a more diverse set of choices and resources

Creates a globally scaled growth company committed to a strong balance sheet, better positioned to compete with the world's largest streaming platforms

Drives enhanced investment in original content and programming that will benefit both consumers and independent producers. Investment areas include high-quality, family-friendly nonfiction content and innovative video experiences

DISCLAIMERS Cautionary Statement Concerning Forward-Looking Statements Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and e_ects of the proposed transaction between AT&T, Magallanes, Inc. (“Spinco”), and Discovery, Inc. (“Discovery”) constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might di_er materially. Such estimates and statements include, but are not limited to, statements about the benefits of the transaction, including future financial and operating results, the combined Spinco and Discovery company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and Discovery and are subject to significant risks and uncertainties outside of our control. Among the risks and uncertainties that could cause actual results to di_er from those described in the forward-looking statements are the following: the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction; the risk that Discovery stockholders may not approve the transaction proposals; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; risks that any of the other closing conditions to the proposed transaction may not be satisfied in a timely manner; risks that the anticipated tax treatment of the proposed transaction is not obtained; risks related to potential litigation brought in connection with the proposed transaction; uncertainties as to the timing of the consummation of the proposed transaction; risks and costs related to the implementation of the separation of Spinco, including timing anticipated to complete the separation, any changes to the configuration of the businesses included in the separation if implemented; the risk that the integration of Discovery and Spinco being more di_cult, time consuming or costly than expected; risks related to financial community and rating agency perceptions of each of AT&T and Discovery and its business, operations, financial condition and the industry in which it operates; risks related to disruption of management time from ongoing business operations due to the proposed merger; failure to realize the benefits expected from the proposed merger; e_ects of the announcement, pendency or completion of the proposed merger on the ability of AT&T, Spinco or Discovery to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; and risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction. The e_ects of the COVID-19 pandemic may give rise to risks that are currently unknown or amplify the risks associated with the foregoing factors. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus that will be included in the registration statements that will be filed with the SEC in connection with the proposed transaction. Discussions of additional risks and uncertainties are contained in AT&T’s and Discovery’s filings with the Securities and Exchange Commission. Neither AT&T nor Discovery is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. Additional Information and Where to Find It This communication may be deemed to be solicitation material in respect of the proposed transaction between AT&T, Spinco, and Discovery. In connection with the proposed transaction, AT&T, Spinco and Discovery intend to file relevant materials with the Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4 by Discovery that will contain a prospectus of Discovery and Spinco that also constitutes a proxy statement of Discovery, and a registration statement by Spinco. This communication is not a substitute for the registration statements, proxy statement/prospectus or any other document which AT&T, Spinco or Discovery may file with the SEC. STOCKHOLDERS OF AT&T AND DISCOVERY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain copies of the proxy statement/prospectus (when available) as well as other filings containing information about AT&T, Spinco and Discovery, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by AT&T or Spinco will be made available free of charge on AT&T’s investor relations website at https://investors.att.com. Copies of documents filed with the SEC by Discovery will be made available free of charge on Discovery’s investor relations website at https://ir.corporate.discovery.com/investor-relations. No O_er or Solicitation This communication is for informational purposes only and is not intended to and does not constitute an o_er to sell, or the solicitation of an o_er to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such o_er, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No o_er of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Participants in Solicitation AT&T and its directors and executive o_cers, and Discovery and its directors and executive o_cers, may be deemed to be participants in the solicitation of proxies from the holders of Discovery capital stock and/or the o_ering of Discovery securities in respect of the proposed transaction. Information about the directors and executive o_cers of AT&T is set forth in the proxy statement for AT&T’s 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2021. Information about the directors and executive o_cers of Discovery is set forth in the proxy statement for Discovery’s 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2021. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.